

Dovid Schick · 3rd
CEO at Tap Systems - The Future of Interaction
Los Angeles, California, United States · **Contact info**
500+ connections


Tap With Us (Tap Systems Inc.)

University of Pennsylvania

Experience


CEO
Tap With Us (Tap Systems Inc.)
Jan 2015 – Present · 6 yrs 11 mos
Greater Los Angeles Area

Founder and CEO of Tap Systems, Inc.. Inventor of the Tap Keyboard.

Tap Systems, Inc. is the developer of the Tap Wearable Keyboard and Mouse, a revolutionary new method for communicating with the digital world. With Tap, you can create text and control your devices simply by tapping your fingers on any surface.


CEO
Schick Technologies, Inc.
1992 – 2004 · 12 yrs

Electrical Engineer
Cox & Company
1987 – 1991 · 4 yrs

Education


University of Pennsylvania
Bachelor of Science (BS), Electrical Engineering
1980 – 1985